The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION DATED JANUARY 11, 2010.

PRELIMINARY PRICING SUPPLEMENT NO. 476 dated , 2010	Filed pursuant to Rule 424(b)(3)
to Prospectus Supplement and Prospectus dated February 5, 2007	Registration Statement No. 333-140456
relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Eksportfinans ASA
Currency Linked Notes Due
(Linked to the Value of the Korean Won
against the Japanese Yen)

     The notes will not pay interest. The amount that the notes will pay on the stated maturity date (which will be set on the trade date and is expected to be between 12.5 and 14 months after the original issue date) will be based on the Korean won/U.S. dollar (KRW/USD) exchange rate (expressed as the number of Korean won per one U.S. dollar) versus the Japanese yen/U.S. dollar (JPY/USD) exchange rate (expressed as the number of Japanese yen per one U.S. dollar) as measured during the period beginning on and including the trade date to and including the valuation date (which will be set on the trade date and is expected to be the tenth fixing day prior to the stated maturity date). We refer to each of the KRW/USD exchange rate and the JPY/USD exchange rate as an index currency and, together, the index currencies. All exchange rates are expressed as the number of units of currency per one U.S. dollar.

     To determine your payment at maturity, we will first subtract the final exchange rate of each currency (which we will determine on the valuation date) from its respective initial exchange rate and divide this result by the final exchange rate for each currency. This percentage will be referred to as, respectively, the KRW exchange rate return and JPY exchange rate return. The total exchange rate return is calculated by subtracting the JPY Exchange Rate Return from the KRW Exchange Rate Return. On the stated maturity date, for each $1,000 face amount (the minimum denomination of your notes):

  If the total exchange rate return is positive or zero, you will receive a cash amount equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the total exchange rate return times the participation rate (which will be determined on the trade date and is expected to be between 110.50% and 130.00%).

  If the total exchange rate return is negative, you will receive a cash amount equal to the greater of (a) $0 or (b) the sum of (i) $1,000 plus (ii) $1,000 times the total exchange rate return.

     You could lose all or a substantial portion of your investment in the notes if the KRW Exchange Rate Return is less than the JPY Exchange Rate Return, indicating the Korean won has weakened as against the Japanese yen. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

(continued on following page)

Goldman, Sachs & Co.

Preliminary Pricing Supplement dated January 11, 2010

     Assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. You should read the explanation of risks in "Risk Factors" in this pricing supplement and the discussion of risks in "Risk Factors" in the accompanying prospectus supplement so that you may better understand those risks.

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 5, 2007 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-2 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 5, 2007.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)
Per note:	$1,000.00	$	$
Total:	$	$	$

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes will not be obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

     Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on       , 2010.

TERMS OF THE NOTES

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$

Face Amount of each note:	$1,000.00

Agent:	Goldman, Sachs & Co. The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:

Original Issue Date:	A specified date that is expected to be the tenth Business Day after the Trade Date, to be determined on the Trade Date.

Maturity Date:

A specified date that is expected to be between 12.5 and 14 months after the Original Issue Date, to be determined on the Trade Date, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day.

Indexed note:

Yes. The notes are linked to the comparative performance of the Korean won/U.S. dollar exchange rate, expressed as the number of Korean won per U.S. dollar (KRW/USD) as against the Japanese yen/U.S. dollar exchange rate, expressed as the number of Japanese yen per U.S. dollar (JPY/USD), each an Index Currency and together the Index Currencies.

See “The Index Currencies” below for further information regarding the Index Currencies.

Redemption Amount:

As of the Valuation Date, the calculation agent will determine the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each $1,000.00 Face Amount of notes in accordance with the following formulas:

  If the total exchange rate return is positive or zero, you will receive a cash amount equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the total exchange rate times the participation rate.

  If the total exchange rate return is negative, you will receive a cash amount equal to the greater of

  (a) $0, or

  (b) the sum of (i) $1,000 plus (ii) $1,000 times the total exchange rate return.

If the KRW Exchange Rate Return is less than the JPY Exchange Rate Return, the Redemption Amount you will receive at maturity will be less than the Face Amount of your notes, and you may lose a significant portion or even all of your investment in the notes.

KRW Exchange Rate Return:	The result of (i) the initial KRW exchange rate minus the final KRW exchange rate divided by (ii) the final KRW exchange rate.

JPY Exchange Rate Return:	The result of (i) the initial JPY exchange rate minus the final JPY exchange rate divided by (ii) the final JPY exchange rate.

Total Exchange Rate Return:	KRW Exchange Rate Return minus the JPY Exchange Rate Return

Initial KRW Exchange Rate:	To be determined on the Trade Date by the Calculation Agent.

Final KRW Exchange Rate:	The KRW exchange rate as determined on the Valuation Date by the calculation agent, subject to certain currency market disruption events as described below.

Initial JPY Exchange Rate:	To be determined on the Trade Date by the Calculation Agent.

Final JPY Exchange Rate:	The JPY exchange rate as determined on the Valuation Date by the calculation agent, subject to certain currency market disruption events as described below.

KRW Exchange Rate:

The KRW/USD exchange rate (expressed as the number of Korean won per one U.S. dollar) as reported on the London mid-market rate published by WM Company and displayed on Reuters page “WMRSPOT13” at 4:00 p.m. London time (or any successor or replacement service or page), as determined by the calculation agent, subject to certain currency market disruption events as described below.

JPY Exchange Rate:

The JPY/USD exchange rate (expressed as the number of Japanese yen per one U.S. dollar) as reported on the London mid-market rate published by WM Company and displayed on Reuters page “WMRSPOT12” at 4:00 p.m. London time (or any successor or replacement service or page), as determined by the calculation agent, subject to certain currency market disruption events as described below.

Participation Rate:	Expected to be between 110.5% and 130%, to be determined on the Trade Date.

Valuation Date:

A specified date that is expected to be the date that is the tenth Fixing Day prior to the Maturity Date, to be determined on the Trade Date, subject to adjustment (i) if such date is not a Fixing Day for an Index Currency due to a scheduled holiday, to the preceding Fixing Day, (ii) if such date is not a Fixing Day for an Index Currency due to an unscheduled holiday (as defined under “—Currency Market Disruption Event”), to the next Fixing Day immediately following the originally scheduled Valuation Date and (iii) if on such date a Currency Market Disruption Event occurs with respect to an Index Currency, in which case the Valuation Date may be postponed up to five business days if a Currency Market Disruption Event is continuing.

Currency Market Disruption Event:

A Currency Market Disruption Event will occur, with respect to either Index Currency, if it becomes impossible to obtain the Final Exchange Rate for such Index Currency from the source page identified herein.

If a Currency Market Disruption Event occurs with respect to an Index Currency on any day that would otherwise be the Valuation Date for the affected Index Currency, as determined by the Calculation Agent, or such day is not a Fixing Day, then the Valuation Date for such affected Index Currency will be postponed to the next Fixing Day or, if the originally scheduled Valuation Date is not a Fixing Day because of a scheduled holiday and a Currency Market Disruption Event occurs on the preceding Fixing Day, the first following Fixing Day on which a Currency Market Disruption Event does not occur or is not continuing with respect to the affected Index Currency. In no event, however, will the Valuation Date be postponed by more than five Business Days.

If the Valuation Date for any affected Index Currency is postponed to the last possible day, but a Currency Market Disruption Event occurs or is continuing on that day or such day is not otherwise a Fixing Day, that day will nevertheless be the Valuation Date for such affected Index Currency.

If the Calculation Agent determines that an Exchange Rate for an Index Currency is not available on the last possible Valuation Date because of a continuing Currency Market Disruption Event or a non-Fixing Day, the calculation agent will nevertheless determine, in its sole discretion and in a commercial reasonable manner, the Final Exchange Rate of the affected Index Currency on that day.

The Maturity Date will be determined on the Trade Date and is expected to be between 12.5 and 14 months after the Original Issue Date, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. In the event that the Valuation Date is postponed, the Maturity Date will not be postponed by a similar number of Business Days.

A Currency Market Disruption Event with respect to an Index Currency will not by itself constitute a Market Disruption Event with respect to the other Index Currency.

An Unscheduled Holiday means, with respect to an Index Currency, a day on which the London mid-market rate, with respect to the final exchange rates, will not be published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement or similar services or page thereto as determined by the Calculation Agent in its sole discretion) and the market is made aware of such unscheduled holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two Fixing Days prior to the Unscheduled Holiday.

A Scheduled Holiday means with respect to an Index Currency, a day on which the London mid-market rate, with respect to the final exchange rates, will not be published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement or similar services or page thereto as determined by the calculation agent in its sole discretion) and the market is made aware of such scheduled holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two Fixing days prior to the Scheduled Holiday.

Discontinuance of the Exchange Rates:

If trading of an Index Currency is discontinued, or the level of any of the exchange rates is not available on the last possible Valuation Date because of a Currency Market Disruption Event or for any other reason, the Calculation Agent will determine the amount payable on the Maturity Date, by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the applicable exchange rate.

Calculation agent: Trustee: Fixed rate note: Fixing Day:

Goldman, Sachs & Co.

The Bank of New York Mellon (formerly known as The Bank of New York)

The notes will not pay interest. There will be no payments prior to maturity.

For each Index Currency, a day on which the London mid-market rate is published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement service or page).

Business Day:

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof

Renewable note:	No

Form of notes:	Book-entry

CUSIP No.:

ISIN:

Listing: FDIC:	None

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the FDIC) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

Issuer credit ratings for long-term debt: Failure to pay Redemption Amount when due:

Aa1 (negative outlook) (Moody's)/AA (outlook stable) (Standard & Poor's)/AA (F.IBCA)†

In the event we fail to pay the Redemption Amount on the Maturity Date, any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11.00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes will not pay interest and are not renewable notes, asset linked notes. amortizing notes or exchangeable notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the Issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this preliminary pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part. This preliminary pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 5, 2007, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes depends on changes in the comparative value of one currency exchange rate relative to another currency exchange rate. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the exchange rates and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes will not pay interest. Also, your notes are not equivalent to investing directly in the currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.

Assuming no changes in market conditions or our credit spreads and any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price.

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

     In addition, the value or quoted price of your notes at any time will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower then the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "The market price of your notes may be influenced by many unpredictable factors" below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Secondary trading in the notes may be limited" below.

We will not repay you a fixed amount of principal on the notes at maturity and we are not liable for any loss of principal that you may incur due to fluctuations in the exchange rates between the Index Currencies and the U.S. dollar.

     The Redemption Amount will depend on the changes in exchange rates over the period from the Trade Date to the Valuation Date and you may receive less than the entire principal amount of your notes. You may also lose a significant part of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

     Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive far less than the amount of your investment in the notes.

Any decline in our credit ratings may affect the market value of your notes.

     An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes are a speculative investment.

     The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

Your investment may result in a loss of some of your principal.

     We will not repay you a fixed amount of principal on the notes at maturity. The cash payment on the notes will depend on the comparative value of the KRW/USD currency exchange rate versus the JPY/USD currency exchange rate. Because the exchange rates are subject to market fluctuations, the amount of cash you receive at maturity may be more or less than the principal amount of the notes. If the KRW Exchange Rate Return is less than the JPY Exchange Rate Return, the Redemption Amount will be less than the principal amount, and you may lose a significant portion or even all of your investment in the notes.

The values of the Index Currencies are affected by many complex factors.

     The value of any currency, including the Index Currencies and the U.S. dollar, may be affected by complex political and economic factors. The exchange rate of a currency in terms of another currency is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country for each relevant currency as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries and other countries important to international trade and finance.

     Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of many currencies in recent years have generally been permitted to fluctuate in value relative to the U.S. dollar. Governments, including those issuing the Index Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, market value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Index Currencies or the U.S. dollar specifically or any other currency.

     The price of the notes and payment on the Maturity Date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the Index Currencies or other de facto restrictions on the repatriation of U.S. dollars.

Suspensions or disruptions of market trading in any of the Index Currencies may adversely affect the value of your notes.

     The foreign currency exchange markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculations. These circumstances could adversely affect the foreign currency exchange rates and, therefore, the value of your notes.

Owning the notes is not the same as owning the Index Currencies.

     The return on your note will not necessarily reflect the return you would realize if you actually purchased any or all of the Index Currencies and converted them in equal amounts into U.S. dollars on the Valuation Date. The Index Currencies' constituent exchange rates are calculated by reference to each Index Currency relative to the U.S. dollar without taking into consideration the value of each Index Currency relative to other currencies or in other markets.

Even though currencies trade around-the-clock, your notes will not.

     The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Index Currencies and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Final Exchange Rates used to calculate the amount paid to you in U.S. dollars at the Maturity Date. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The notes will not bear interest.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The market price of your notes may be influenced by many factors that are unpredictable and interrelated.

     When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the Maturity Date. The market value of your notes will be affected by many factors that are beyond our control and are unpredictable.

     Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your notes may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your notes, may offset any positive effect that an increase in the levels of one or more of the Index Currencies attributable to favorable political or economic developments in Korea and Japan could have. The following paragraphs describe the expected impact on the market value of your notes given a change in a specific factor, assuming all other conditions remain constant.

Changes in interest rates are likely to affect the market value of your notes.

     Although the notes will pay no interest, we expect that the market value of your notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your notes and a traditional debt security to different degrees. In general, if U.S. interest rates increase, we expect that the market value of your notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your notes will increase. If interest rates increase or decrease in the markets of the Index Currencies, the market value of your notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Index Currencies or the United States, and, in turn, the exchange rates and therefore the market value of your notes.

Changes in the volatility of the Index Currencies are likely to affect the market value of your notes.

     The volatility of the Index Currencies refers to the size and frequency of the changes in price in the Index Currencies and/or market fluctuation. In general, if the volatility of the Index Currencies increases, we expect that the market value of your notes will increase and, conversely, if the volatility of the Index Currencies decreases, we expect that the market value of your notes will decrease.

Changes in the foreign exchange rates are likely to affect the market value of your notes.

     The foreign currency to U.S. dollar rate refers to a foreign exchange spot rate that measures the relative values of two currencies, that foreign currency and the U.S. dollar. This rate reflects the amount of the foreign currency that can be purchased for one U.S. dollar. Because your notes are payable in U.S. dollars, the level of the foreign currency to U.S. dollar exchange rate will affect the market value of your notes.

The time remaining to maturity is likely to affect the market value of your notes.

     Prior to the Maturity Date, the market value of your notes may be higher than one would expect if that value were based solely on the value of the Index Currencies and of the level of interest rates. This difference would reflect a “time premium” due to expectations concerning the value of the Index Currencies and interest rates during the time remaining to the Maturity Date. However, as the time remaining to the Maturity Date decreases, we expect that this time premium will decrease, lowering the market value of your notes.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of your notes of a given change in some of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes. We expect, however, that the effect on the market value of your notes of a given change in the value of the Index Currencies will be greater if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

If the values of the Index Currencies change, the market value of your notes may not change in the same manner.

     Your notes may trade quite differently from the performance of the Index Currencies. Changes in the values of those currencies may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under "The market price of your notes may be influenced by many factors that are unpredictable and interrelated'' above.

As Calculation Agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As Calculation Agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including, without limitation, determining Initial Exchange Rates on the Trade Date and the Final Exchange Rates on the Valuation Date, which will be used to calculate the Redemption Amount. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with conflicts of interest of the kind described under “—There may be conflicts of interest between you and Goldman, Sachs & Co.”, including with respect to certain determinations and judgments that the Calculation Agent must make, including whether a Currency Market Disruption Event has occurred, the Final Exchange Rate for any affected Index Currencies in the event of a Currency Market Disruption Event that is continuing on the originally scheduled Maturity Date, the amount payable on any acceleration and the calculation of the KRW Exchange Rate Return and JPY Exchange Rate Return. The Calculation Agent is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

The Calculation Agent can postpone the Valuation Date if a Currency Market Disruption Event occurs.

     If the Calculation Agent has determined that, on the Valuation Date, a Currency Market Disruption Event has occurred or is continuing or such date is not a Fixing Day with respect to any exchange rate, the Valuation Date for that exchange rate may be postponed up to five Business Days. In no event, however, will the Valuation Date be postponed by more than five Business Days.

     If the Valuation Date for any exchange rate is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day or such day is not otherwise a Business Day, that day will nevertheless be the Valuation Date for such exchange rate.

     The Maturity Date will be determined on the Trade Date and is expected to be between 12.5 and 14 months after the Original Issue Date, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. In the event that the Valuation Date is postponed, the Maturity Date will not be postponed by a similar number of Business Days.

     As a result of the foregoing, the Maturity Date for your notes may also be postponed, as described under "Market Disruption Event" and "Discontinuance of an Exchange Rate". In such case, you may not receive the payment amount that we are obligated to deliver on the Maturity Date until after the originally scheduled Maturity Date. Moreover, if the Final Exchange Rate of any of the Index Currencies is not available on the last possible Valuation Date because of a continuing Currency Market Disruption Event, a non-Fixing Day or for any other reason, the Calculation Agent will nevertheless determine the Final Exchange Rates and the Total Exchange Rate Return based on its assessment made in its sole discretion and in a commercially reasonable manner of the Final Exchange Rates of any affected Index Currencies at that time. See "Currency Market Disruption Event" and "Discontinuance of an Exchange Rate" for more information.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

     At our sole option, we may decide to sell an additional Aggregate Face Amount of the notes subsequent to the Trade Date but prior to the Original Issue Date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to financial instruments whose value is affected by, based on or related to the Index Currencies for their proprietary accounts or for other accounts under their management. These activities could have an effect on the spot exchange rates for U.S. dollars in exchange for the Index Currencies. The spot exchange rates will be used to determine the Final Exchange Rates and, in turn, the Redemption Amount. In addition, an affiliate of Goldman, Sachs & Co. is also the writer of the hedge of our obligation under the notes and will be obligated to pay us at maturity of the notes an amount equal to the excess, if any, of the Redemption Amount over the principal amount of the notes. As a result, Goldman, Sachs & Co., in its capacity as Calculation Agent, may have a conflict of interest to the extent that its or its affiliates’ trading activities or the determinations it makes in respect of the notes affect the payments due to or from the affiliate of Goldman, Sachs & Co. under the related swap transaction or the value of the investments held by the Calculation Agent’s or its affiliates’ proprietary or managed accounts. For example, the issuance of other securities indexed to the U.S. dollar exchange rates for one or more Index Currencies or related indices, i.e., the introduction of competing products into the marketplace, could adversely affect the value of the notes. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of such securities or other instruments, their interests with respect to such products may be adverse to those of the holders of the notes. Goldman, Sachs & Co. and its affiliates will also have interests for their proprietary accounts or for accounts under their management in foreign exchange trading, including trading in the Index Currencies. Such trading could influence the Final Exchange Rates and, therefore, the Redemption Amount and could adversely affect the holders of the notes.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "The market price of your notes may be influenced by many factors that are unpredictable and interrelated " above.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     The U.S. Federal income tax consequences of an investment in your notes are complex and uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these consequences are summarized below but you should read the more detailed discussion in "Taxation in the United States" in this pricing supplement and in the accompanying prospectus supplement and prospectus and also consult your tax advisor as to tax consequences of investing in the notes.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as contracts under which we deliver at maturity a cash amount determined by reference to the Index in exchange for a fixed purchase price, subject to the Treasury Regulations under Section 988 of the U.S. Internal Revenue Code of 1986, as amended (Code) (Section 988 Regulations), governing foreign currency transactions. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization.

     Notwithstanding our agreement to treat the notes as financial contracts, the Internal Revenue Service (IRS) could assert that the notes should be taxed in a manner that is different than described in this pricing supplement. As discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering whether holders should be required to accrue ordinary income on a current basis and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should carefully review the discussion of the notice under "Taxation in the United States – Alternative Treatments" in this pricing supplement and consult your tax advisor regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of the notice in particular.

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Initial Exchange Rates, the Final Exchange Rates, the Total Exchange Rate Returns and for all calculations and determinations regarding Currency Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Attn: Structured Equities Solutions
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000

Hypothetical examples

     The closing levels of the Index Currencies have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the Index Currencies during any period shown below is not an indication that the Index Currencies are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the Index Currencies as an indication of the future performance of the Index Currencies. We cannot give you any assurance that the future performance of the Index Currencies will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the Index Currencies. Moreover, in light of current market conditions, the trends reflected in the historical performance of the Index Currencies may be less likely to be indicative of the performance of your notes over the life of your notes than would otherwise have been the case. The actual performance of the Index Currencies over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     We have assumed for the following hypothetical return that the notes are purchased on the original issue date and held until the stated maturity date. If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below. Some of these factors are explained in more detail in the pricing supplement for the notes which will be made available to prospective investors in the event that an offering of the notes is to be made.

     The following table is based on exchange rates that are entirely hypothetical and do not take into account any taxes you may owe as a result of owning your notes; no one can predict what the final exchange rates will be on the valuation date. The final exchange rates can increase or decrease due to changes in the exchange rate of any of the Index Currencies relative to the U.S. dollar.

     For these reasons, the actual performance of the exchange rates over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the baskets.

     The table below assumes that there is no change in or affecting the composition of the Index Currencies or the method by which the Calculation Agent calculates the exchange rates and that no market or currency disruption event occurs with respect to the underlying Index Currencies on the Valuation Date. The hypothetical return examples in the table below assume a hypothetical Participation Rate of 110.50%.

Hypothetical KRW Exchange Rate Return	Hypothetical JPY Exchange Rate Return	Hypothetical Total Exchange Rate Return	Hypothetical Payment Amount at Maturity as % of Face Amount

If the KRW Exchange Rate and the JPY Exchange Rate remain unchanged, the payment amount will be the Face Amount.

0.00%	0.00%	0.00%	100.000%

If the KRW Exchange Rate has a positive return and the JPY Exchange Rate has a negative return, the payment amount will be greater than the face amount.

35.00%	-20.00%	55.00%	160.775%

15.00%	-10.00%	25.00%	127.625%

0.00%	-5.00%	5.00%	105.525%

If both the KRW Exchange Rate and the JPY Exchange Rate have a positive return, the payment amount then depends on the hypothetical Total Exchange Rate Return.

65.00%	30.00%	35.00%	138.675%

25.00%	18.00%	7.00%	107.735%

10.00%	15.00%	-5.00%	95.000%

5.00%	25.00%	-20.00%	80.000%

If both the KRW Exchange Rate and JPY Exchange Rate have a negative return, the payment amount then depends on the hypothetical Total Exchange Rate Return.

-5.00%	-25.00%	20.00%	122.100%

-10.00%	-20.00%	10.00%	111.050%

-15.00%	-10.00%	-5.00%	95.000%

-20.00%	-5.00%	-15.00%	85.000%

Hypothetical KRW Exchange Rate Return	Hypothetical JPY Exchange Rate Return	Hypothetical Total Exchange Rate Return	Hypothetical Payment Amount at Maturity as % of Face Amount

If the KRW Exchange Rate has a negative return and the JPY Exchange Rate has a positive return, the payment amount will be less than the Face Amount.

-5.00%	5.00%	-10.00%	90.000%

-7.00%	30.00%	-37.00%	63.000%

-50.00%	60.00%	-110.00%	0.000%

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE INDEX CURRENCIES

Historical Exchange Rates

     The following tables show, for the periods indicated, high, low and period-end spot exchange rates (expressed as the amount of the applicable Index Currency units per U.S. dollar) between the Index Currencies and the U.S. dollar for customary settlement in the spot foreign exchange market based on information obtained from WM Company, without independent verification. This historical data on the Index Currencies is not necessarily indicative of their future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the Index Currencies during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time during the term of the notes.

KRW/USD

	High	Low	Close
2005
Quarter ended March 31	1,058.50	997.80	1,015.50
Quarter ended June 30	1,033.50	997.10	1,033.50
Quarter ended September 30	1,054.50	1,011.50	1,041.50
Quarter ended December 31	1,058.50	1,010.50	1,010.90
2006
Quarter ended March 31	1,004.50	962.10	971.70
Quarter ended June 30	970.80	927.80	948.70
Quarter ended September 30	965.80	942.00	946.50
Quarter ended December 31	963.90	913.90	930.00
2007
Quarter ended March 31	951.40	925.70	940.60
Quarter ended June 30	937.40	923.00	923.90
Quarter ended September 30	950.50	914.00	915.20
Quarter ended December 31	943.60	900.70	936.10
2008
Quarter ended March 31	1,029.20	935.60	990.40
Quarter ended June 30	1,049.70	973.90	1,046.10
Quarter ended September 30	1,207.00	1,002.40	1,207.00
Quarter ended December 31	1,517.40	1,187.40	1,259.60
2009
Quarter ended March 31	1,570.70	1,292.70	1,383.30
Quarter ended June 30	1,379.80	1,233.20	1,274.00
Quarter ended September 30	1,314.50	1,178.30	1,178.30
Quarter ended December 31	1,195.90	1,153.00	1,164.50
2010
Quarter ending March 31 (through January 8, 2010)	1,154.80	1,130.80	1,130.80

JPY/USD

	High	Low	Close
2005
Quarter ended March 31	107.49	102.05	106.96
Quarter ended June 30	110.81	104.29	110.81
Quarter ended September 30	113.66	109.16	113.34
Quarter ended December 31	121.03	113.48	118.03
2006
Quarter ended March 31	119.16	114.13	117.99
Quarter ended June 30	118.61	109.80	114.32
Quarter ended September 30	118.07	114.00	118.07
Quarter ended December 31	119.87	114.92	119.16
2007
Quarter ended March 31	121.91	115.98	118.08
Quarter ended June 30	124.09	117.81	123.50
Quarter ended September 30	123.28	113.30	115.02
Quarter ended December 31	117.59	108.00	111.72
2008
Quarter ended March 31	109.76	96.90	99.54
Quarter ended June 30	108.29	100.73	106.01
Quarter ended September 30	110.48	104.37	106.17
Quarter ended December 31	105.84	87.95	90.65
2009
Quarter ended March 31	99.40	87.63	98.77
Quarter ended June 30	100.81	94.58	96.49
Quarter ended September 30	97.44	89.47	89.54
Quarter ended December 31	93.10	86.15	93.10
2010
Quarter ending March 31 (through January 8, 2010)	93.20	91.54	92.95

     The following charts are based on the KRW Exchange Rate Return and the JPY Exchange Rate Return, in the case of the first chart, and the Total Exchange Rate Return, in the case of the second chart for the period from January 10, 2005 through January 8, 2010 of Index Currencies and do not take into account any taxes you may owe as a result of owning your notes. No one can predict what the Final Exchange Rates of each of the Index Currencies will be on the Valuation Date. The Total Exchange Rate Return in the second chart can appreciate or depreciate due to changes in the exchange rates of either of the underlying Index Currencies relative to the U.S. dollar.

KRW Exchange Rate Return versus JPY Exchange Rate Return

Net Performance of KRW Exchange Rate Return versus JPY Exchange Rate Return

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under Taxation in the United States and is subject to the limitations and exceptions set forth therein. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     The U.S. Federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. No ruling is being requested from the IRS with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as financial contracts and, unless otherwise indicated, the discussion below assumes this to be the case. Further, given certain features of the notes, in addition to being treated as financial contracts, the notes will be subject to the Treasury Regulations under Section 988 of the U.S. Internal Revenue Code of 1986, as amended, governing foreign currency transactions (Section 988 Regulations). By purchasing a note, you and we agree, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize such note for all tax purposes as a financial contract subject to Code Section 988. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below.

     Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received upon disposition and your adjusted tax basis in the notes. Any such gain or loss recognized will generally be ordinary income or loss (as the case may be) from U.S. sources for U.S. federal income tax purposes. However, holders of certain forward contracts, futures contracts or option contracts are entitled to make an election under the Section 988 Regulations to treat such ordinary gain or loss as capital gain or loss (a Section 988 Capital Treatment Election). It is likely that the notes should qualify for a Section 988 Capital Treatment Election and, as such, if you make such an election all gain or loss you recognize on a sale or exchange should be treated as long-term capital gain or loss, assuming that you have held the notes for more than one year. A U.S. Holder must make the Section 988 Capital Treatment Election with respect to the notes by (a) clearly identifying the transaction on its books and records on the date the transaction is entered into as being subject to such an election and either (b) filing the relevant statement verifying such election with such holder's U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Section 988 Regulations. You should consult your own tax adviser concerning the U.S. Federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     Alternative Treatments. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. There is no statutory, judicial or administrative authority discussing how your notes should be treated for U.S. Federal income tax purposes. In light of the uncertainty as to the U.S. Federal income tax treatment, it would be a reasonable interpretation under current law that the notes could be treated as either (1) non-currency related contingent payment debt instruments (CPDIs) (CPDI Regulations), if the predominant currency to which the notes relate is the U.S. dollar, or (2) CPDIs with multi-currency features (Multi-Currency CPDIs) (Multi-Currency CPDI Regulations) if the predominant currency (as determined under the Multi-Currency CPDI Regulations) to which the notes relate as of the issue date is other than the U.S. dollar. . If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a noncontingent fixed-rate debt instrument with other terms and conditions similar to your notes (the comparable yield). You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes. In determining the interest, gain or loss with respect to Multi-Currency CPDIs, the Multi-Currency CPDI Regulations generally apply the non-contingent bond method set forth under the CPDI Regulations, except that the calculations under the Multi-Currency CPDI Regulations are conducted in the predominant currency of the Multi-Currency CPDIs and then translated into U.S. dollars in accordance with the Multi-Currency CPDI Regulations. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

     If the notes are treated as a contingent debt instrument and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     It is also possible that the IRS could assert that your notes should be subject to the constructive ownership rules set forth in Section 1260 of the Internal Revenue Code. Specifically, Section 1260 treats a taxpayer owning certain types of derivative positions in property as having "constructive ownership" in that property, with the result that all or a portion of the long-term capital gain recognized by such taxpayer with respect to the derivative position may be recharacterized as ordinary income. In addition, Section 1260 may impose an interest charge on the long-term capital gain that was recharacterized. Section 1260 in its current form would not apply to the notes. However, Section 1260 authorizes the Treasury to promulgate regulations (possibly with retroactive effect) to expand the constructive ownership regime. There is no assurance that the Treasury will not promulgate regulations to apply the constructive ownership regime to the notes.

     Because of the absence of authority regarding the appropriate tax characterization of your notes, it is possible that the IRS could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax adviser as to the tax consequences of any possible alternative characterizations of your notes for U.S. Federal income tax purposes.

     Possible new administrative guidance and/or legislation. On December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.

     The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special constructive ownership rules of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives introduced a bill on December 19, 2007 that, if enacted, would have required holders of instruments such as the notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of your notes.

     Prospective purchasers of the notes should review the Taxation in the United States section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of       , 2010 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended,       , 2010 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.